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                               July 19, 2023

       Roger James Hamilton
       Chief Executive Officer
       Genius Group Ltd
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd
                                                            Form 6-K
                                                            Response dated May
12, 2023
                                                            File No. 001-41353

       Dear Roger James Hamilton:

              We have reviewed your May 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 2, 2023 letter.

       Response dated May 12, 2023

       General

   1.                                                   We note that some of
your responses to our comments stated you would
                                                        include responsive
disclosure in your Annual Report on Form 20-F for the fiscal year ended December 31,
2022, while other responses indicated more generally that you would provide the
requested disclosure in "your next filing." However, it does not appear that you have included
all of the disclosure we requested in the aforementioned annual report, which appears
to have been "your next filing." Please amend the annual report to include all of the
information you previously committed to provide, as well as the additional information
requested by the comments below.
   2. We note your response to comment 1 and reissue in part. Please amend your annual report to disclose the
risks and uncertainties with listing on this exchange as related to the
 Roger James Hamilton
FirstName  LastNameRoger James Hamilton
Genius Group  Ltd
Comapany
July       NameGenius Group Ltd
     19, 2023
July 19,
Page  2 2023 Page 2
FirstName LastName
         rights of shareholders and any restriction on investors on the Upstream platform.
         Additionally, please revise your disclosure to address risks and uncertainties related to the liquidity of your common stock and price volatility that may arise, for example. Further, please explain to us how the use of Boustead as an intermediary results in permissible trading on Upstream by U.S. investors. In this regard, we note U.S. investors can no longer buy or sell securities on Upstream.
3. We note your responses to comments 2, 3, 5, 6, 7, 8 and 9. Please include the substance of your responses in your amended annual report on Form 20-F.
4.       We note your response to comment 6. In your amended annual report on
Form 20-F,
         please provide a risk factor discussing the risks to the company should the Upstream KYC review personnel misidentify a U.S. person as a non-U.S. person and permit them to trade in the company's securities. Specifically, we note the trading restrictions placed on persons domiciled in the U.S. or a U.S. person living overseas.
5. We note your response to comment 7 and reissue in part. In your amended annual report on Form 20-F, please explain whether you are planning to offer any digital dividends and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends with respect to the tokenized shares (e.g., press release, Form 6-K and, if required, after effectiveness of any registration statement). Further, please amend your annual report on
         Form 20-F to clarify whether your U.S. investors can access Upstream to buy, sell or otherwise receive NFTs with an eye to making clear what activities U.S. investors can and cannot engage in on Upstream.
6. We note your response to comment 10. In your amended annual report on Form 20-F, please provide disclosure clearly stating the status of U.S.-based investors ability to trade
         (i.e., buy, sell and deposit) securities on the Upstream market. In this regard, we note that recent developments, as reflected in your response here, prohibit U.S.-based investors from buying or selling securities on Upstream.
7.       We note your response to comment 11, including proposed risk factor disclosure
         addressing the risks to shareholders in the event that MERJ Depository or MERJ
         Exchange are determined to be entities that are not properly registered with the
         Commission as a broker or dealer, national securities exchange and/or clearing agency.
         Please expand your discussion in your amended annual report on Form 20-F to address the potential loss of value or other adverse impacts to the holdings of investors that could occur should the MERJ entities be required to transfer such shares back to the transfer agent.
8. We note your response to comment 12 regarding the risks related to a potential violation of Section 5 of the Securities Act. Please revise your risk factor and other disclosure, as appropriate, in your amended annual report on Form 20-F to reflect your response provided here.
 Roger James Hamilton
Genius Group Ltd
July 19, 2023
Page 3
9. We note that Upstream prohibits U.S. investors from depositing, buying, or selling securities on Upstream unless they are introduced by a licensed broker-dealer. We also note that Upstream identifies Boustead Securities as an introducing broker. Please clarify the relationship between the introducing broker and Upstream and the functions expected
      to be performed by the introducing broker when it    introduces    U.S.
investors to
      Upstream. For example, will the introducing broker transmit orders to Upstream on behalf of U.S. investors or will U.S. investors access Upstream directly after being referred to Upstream by the introducing broker? Further, will Upstream (or MERJ
      Depository or MERJ Exchange) carry customer accounts on behalf of the introducing broker?
10. Please explain why you believe MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency.
       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any other questions.



                                                           Sincerely,
FirstName LastNameRoger James Hamilton
                                                           Division of
Corporation Finance
Comapany NameGenius Group Ltd
                                                           Office of Trade &
Services
July 19, 2023 Page 3
cc:       Jolie Kahn
FirstName LastName